FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F [X]   Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [_]    No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a table showing capitalization of Excel Maritime Carriers Ltd. (the "Company") as of September 30, 2004. This table has a pro forma column showing capitalization of the Company after the completion of the sale of 2,200,000 shares of its Class A common stock at $25.00 per share. It also corrects a typographical error in the table showing capitalization of the Company as of September 30, 2004 as contained in the Company's registration statement on Form F-3 (Reg. No. 333-120259) filed with the Securities and Exchange Commission on November 5, 2004 (the "Registration Statement"). Exhibit 1 of this Form 6-K is hereby incorporated by reference into the Registration Statement.

ADDITIONAL INFORMATION

     None.

Exhibit 1
---------


                                 CAPITALIZATION


                                                      September 30, 2004
                                                        Actual    Pro
                                                                  Forma
                                                           (Dollars in
                                                            thousands)
                                                            (unaudited)

Debt:
Current portion of long-term debt                     $  2,140      2,140

Total long-term debt, net of current position            4,265      4,265
                                                        ------     ------

   Total Debt                                            6,405      6,405
                                                        ------     ------

Shareholders' Equity:
   Preferred shares, $0.01 par value; 5,000,000 shares authorized, none issued
   Common shares, $0.01 par value;

   Class A:
   49,000,000 shares authorized, 11, 496,153 issued and
   outstanding, actual;
   13,696,153 issued and outstanding, as adjusted          115        137
   Class B:
   1,000,000 shares authorized, 114,946 issued and
   outstanding, actual and as adjusted                       1          1
   Additional paid-in capital                           12,087     63,503

   Less: Treasury stock                                   (189)      (189)
   Warrants and options                                      0          0
   Accumulated other comprehensive income (loss)             0          0
   Retained earnings                                    24,538     24,538
                                                        ------     ------

   Total shareholders' equity                           36,552     87,990
                                                        ------     ------
   Total capitalization                                 $42,959    94,395
                                                        =======    ======

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  December 13, 2004                     By: /s/ Christopher J. Georgakis
                                                 ----------------------------
                                                     Christopher J. Georgakis
                                                     President and
                                                     Chief Executive Officer





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